

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Blythe Masters
Chief Executive Officer
Motive Capital Corp
7 World Trade Center
250 Greenwich Street, FL 47
New York, NY 10007

> **Re: Motive Capital Corp**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed January 31, 2022**
> **File No. 333-260104**

Dear Mr. Masters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Risk Factors
Regulatory, Tax and Legal Risks
We have in the past, and will continue to be, subject to inquiries..., page 63

1.   Refer to your response to comment 3. On page 63, you state that you have completely ceased the transactions described in the Order that were "deemed" to be security-based swaps. Please revise to clarify that the transactions addressed in the Order were found to be security-based swaps.

Proposals No. 3A Through 3F -- The Non-Binding Organizational Documents Proposals
Non-Binding Organizational Documents Proposal 3B -- Exclusive Forum Provision, page 155

2.   We note your revised disclosure that the exclusive forum provision of your proposed bylaws does not apply to any direct claims brought by New Forge's shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to such actions under the Exchange Act. In addition, we note your revised disclosure that the Warrant Agreement requires that Securities Act Claims related to the Warrant Agreement be brought in the United States District Court for the Southern District of New York. However, Section 9.3 of the Warrant Agreement is silent as to claims brought under the Securities Act. Please revise for clarity and consistency.

Information about Forge
Forge's Differentiated Solutions
Forge Markets, page 207

3.   Refer to your response to comment 6. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

        You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance